

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via Facsimile</u>
Edgar A. Luce
Executive Vice President, Finance and
      Administration and Chief Financial Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

      **Re:    Ellie Mae, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2011**
              **Filed March 28, 2012**
              **File No. 001-35140**

Dear Mr. Luce:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen G. Krikorian

                    Stephen G. Krikorian
                    Accounting Branch Chief